:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 4, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Blockbuster Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1201 Elm Street
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75270
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s revolving credit facility and term A loan facility are each scheduled to expire in August 2009. If the revolver matures without renewal, replacement or extension, the Company’s borrowing capacity would be immediately reduced by $300 million. Consequently, the Company has been actively pursuing options to refinance its debt and is concurrently taking actions to minimize the Company’s need for external capital to fund operations.

In light of the recent significant deterioration in the credit and capital markets, the Company believes that additional time is necessary to conclude negotiations with its primary lenders and other prospective lenders and to obtain an amendment to its credit agreement and/or other financing arrangements to address the impending debt maturities discussed above. The substantial time and resources dedicated to the refinancing negotiations by the Company’s management and financial staff directly impacts the Company’s ability to timely file its Annual Report on Form 10-K with respect to fiscal 2008 without unreasonable effort or expense.

In the event that the Company is unable to complete the refinancing of its existing debt or uncertainties regarding the Company’s liquidity position remain unresolved at the time the Company ultimately files its fiscal 2008 Form 10-K, management anticipates that the report of the Company’s independent registered public accounting firm relative to the Company’s 2008 consolidated financial statements will contain an explanatory paragraph indicating that substantial doubt exists with respect to the Company’s ability to continue as a going concern. Such a paragraph could, unless waived by the Company’s lenders, constitute an event of default under the Company’s credit agreement. If not cured or waived, such a default could result in the termination of the commitments under the credit agreement, as well as the acceleration of all outstanding amounts thereunder. An acceleration under the credit agreement will trigger cross-default provisions in the Company’s senior secured notes indenture.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas M. Casey, Executive Vice President and Chief Financial Officer	(214)	854-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In connection with the preparation of the Company’s fiscal 2008 consolidated financial statements, the Company has taken a $435.0 million non-cash impairment charge to its goodwill and other long-lived assets. This impairment charge is the primary driver behind the Company’s year-over-year increase in net loss, which was $374.1 million for fiscal 2008 as compared to $73.8 million for fiscal 2007.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may also be included from time to time in our other public filings, press releases, our website and oral and written presentations by management. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “predicts,” “targets,” “seeks,” “could,” “intends,” “foresees” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our strategies, initiatives, objectives, plans or goals are forward-looking.

These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements. The risk factors set forth under “Item 1A. Risk Factors” in our Annual Reports on Form 10-K and other matters discussed from time to time in our filings with the Securities and Exchange Commission, including the “Disclosure Regarding Forward-Looking Information” and “Risk Factors” sections of our Quarterly Reports on Form 10-Q, among others, could affect future results, causing these results to differ materially from those expressed in our forward-looking statements.

Currently, the risks and uncertainties that may most directly impact our future results include (i) our impending debt maturities and whether or not our efforts to refinance this debt are successful; (ii) whether or not we are able to otherwise improve our liquidity position by managing cash and minimizing our need for external capital; and (iii) whether or not we will receive a going concern opinion from our independent registered public accounting firm, which if not cured or waived, could result in a default under our credit agreement and in the acceleration of the outstanding debt thereunder and under other of our debt agreements and certain of our leases.

In the event that the risks disclosed in our public filings and those discussed above cause results to differ materially from those expressed in our forward-looking statements, our business, financial condition, results of operations or liquidity could be materially adversely affected and investors in our securities could lose part or all of their investments. Accordingly, our investors are cautioned not to place undue reliance on these forward-looking statements because, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate.

Further, the forward-looking statements included in this Form 12b-25 and those included from time to time in our other public filings, press releases, our website and oral and written presentations by management are only made as of the respective dates thereof. We undertake no obligation to update publicly any forward-looking statement in this Form 12b-25 or in other documents, our website or oral statements for any reason, even if new information becomes available or other events occur in the future.

Blockbuster Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 23, 2009	By	/s/ Thomas M. Casey
Thomas M. Casey
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).